UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6 )*

Computer Programs & Systems Inc.
(Name of Issuer)
Common Stock ($0.001 par value)
(Title of Class of Securities)
205306103
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ (Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 205306103
1. Names of Reporting Persons. Palisade Capital Management, L.L.C. I.R.S. Identification Nos. Of Above Persons (entities only): 22-3330049
2. Check the Appropriate Box if a Member of a Group (See Instructions) N/A (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization: New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 587,000
6. Shared Voting Power N/A
7. Sole Dispositive Power 679,000
8. Shared Dispositive Power N/A
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 679,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
11. Percent of Class Represented by Amount in Row (9): 6.24%
12. Type of Reporting Person (See Instructions): IA

  (a) Name Of Issuer: Computer Programs & Systems, Inc.

(b) Address of Issuer's Principal Executive Offices: 6600 Wall Street, Mobile, AL 36695.
Item 2. (a) Name of Person Filing: Palisade Capital Management, L.L.C.
(b) Address of Principal Business Office or, if none, Residence: One Bridge Plaza, Suite 695, Fort Lee, NJ 07024
(c) Citizenship: New Jersey
(d) Title of Class of Securities: Common Stock ($0.001 par value)
(e) CUSIP Number: 205306103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)       ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)       ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)       ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)       ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)        ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)       ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)       ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)        ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)        ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned: 679,000

(b)	Percent of Class: 6.24%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	587,000

(ii)	Shared power to vote or to direct the vote	N/A

(iii)	Sole power to dispose or to direct the disposition of	679,000

(iv)	Shared power to dispose or to direct the disposition of	N/A

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

The shares of the Issuer beneficially owned by each reporting person are held on behalf of the reporting persons’ clients in accounts over which the reporting persons have complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. No client account contains more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10 , 2009

Date

Palisade Capital Management, LLC

/s/ Jack Feiler
Jack Feiler, Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)